UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LDK Solar Announces Resignation and Appointment of President and CEO

We, LDK Solar CO., Ltd., have announced today the resignation of Mr. Xingxue Tong as our President and Chief Executive Officer, effective immediately, for his personal reasons. Our Chairman, Mr. Zhibin Liu, will assume the management position as our President and Chief Executive Officer. We will, however, retain Mr. Tong, and Mr. Tong has agreed to be so retained, as our senior consultant, to ensure a smooth transition in our management.

Attached hereto as Exhibit 99.1 is our press release issued on November 13, 2015.

Incorporation by Reference

This periodic report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack K.S. Lai
	Title:	Secretary to Board of Directors

Date: November 13, 2015

Exhibit 99.1

LDK Solar Announces Resignation and Appointment of President and CEO

XINYU, China and CUPERTINO, California — November 13, 2015 — LDK Solar CO., Ltd. (“LDK Solar” or the “Company”, OTC Pink: LDKYQ) today announced the resignation of Mr. Xingxue Tong as President and Chief Executive Officer, effective immediately, for his personal reasons. The Company’s Chairman, Mr. Zhibin Liu, will assume as the President and Chief Executive Officer of LDK Solar. In the meantime, the Company will retain Mr. Tong, and Mr. Tong has agreed to be so retained, as a senior consultant to LDK Solar, to ensure a smooth transition in the management of the Company.

“We are grateful to Mr. Tong for his dedicated services as a leader of our senior management team over the past nine years. We thank him for his wisdom and wish to acknowledge him for his efforts and contributions during his tenure at the Company. While we are pleased to continue our relationship with Mr. Tong in his advisory capacity, LDK Solar is determined to work hard in the current and forthcoming economic environment, to meet its challenges ahead in its continued restructuring, and to build itself up into a reputable player in the photovoltaic industry. Finally, we wish Mr. Tong well in his future endeavors.” Mr. Zhibin Liu, Chairman, President and CEO of LDK Solar, commented.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Cupertino, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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